UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:
033-75176

(Check One):

(X) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q ( ) Form N-SAR

For Period Ended: 12/31/00
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____

        Nothing in this form shall be construed to imply that the Commission has verified
any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates: N/A

PART I - Registrant Information

        Consoltex Inc.
        8555, Route Transcanadienne
        Saint-Laurent, Quebec   H4S 1Z6

PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the
registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be
eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the
fifteenth calendar day following the prescribed due date; or the subject quarterly report
or transition report on Form 10-Q, or portion thereof will be filed on or before the
fifth calendar day following the prescribed due date;
and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been
attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or
the transition report or portion thereof could not be filed within the prescribed period.

Consoltex Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K within the prescribed period without unreasonable effort or expense primarily due to substantial employee turnover in the Registrant's finance and accounting staffs, and also because it has taken the Registrant longer than expected to prepare consolidated financial statements in accordance with purchase accounting rules, as it is now required to do as a result of a change in control of the Registrant that occurred at the end of the third quarter of 2000. Additionally, the Registrant believes that further investigation is required with respect to certain potential adjustments which may be necessary before it can provide definitive results of operations.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

C. Suzanne Crawford	514	335-7024
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report a net loss in 2000 compared to a net profit in 1999. However, until the investigation referred to in Part III has been completed, the Registrant is unable to quantify to its satisfaction either the amount of the net loss that was incurred by the Registrant in 2000 or the nature and extent of any adjustments that may be required.

Consoltex Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date: April 2, 2001   By: /s/Theodore C. Rogers
    -------------------------   ---------------------------
                                           Theodore C. Rogers
                                           Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.